As Filed With The Securities And Exchange Commission on July 15, 1999
                           Registration No. 333-79139


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                 Post-Effective Amendment No. 1

                                       to

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                          MAGNUM HUNTER RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

                Nevada                                87-0462881
   (State or other jurisdiction of                 (I.R.S. Employer
    incorporation or organization)                Identification No.)


  600 East Las Colinas Blvd., Suite 1200           MORGAN F. JOHNSTON
            Irving, Texas 75039               Magnum Hunter Resources, Inc.
              (972) 401-0752              600 East Las Colinas Blvd., Suite 1200
      (Address, including zip code,                 Irving, Texas 75039
      and telephone number, including                 (972) 401-0752
        area code, of Registrant's         (Name, address, including zip code,
       principal executive offices)          and telephone number, including
                                             area code, of agent for service)

                                 ---------------
                                    Copy to:
                                DAVID E. MORRISON
                                  JANE E. RAST
                             Thompson & Knight, P.C.
                               1700 Pacific Avenue
                                   Suite 3300
                               Dallas, Texas 75201
                                 (214) 969-1700
                                 ---------------

       Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of the Registration Statement.
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
       If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(c), may determine.

                                   PROSPECTUS

                  10,512,149 WARRANTS TO PURCHASE COMMON STOCK

                                10,512,149 SHARES


                                     [Logo]



                          MAGNUM HUNTER RESOURCES, INC.

                                  Common Stock

                                 $6.50 Per Share


     We are distributing transferable common stock purchase warrants to holders of our common and preferred stock. If these holders exercise all of the warrants issued to them in this warrants offering, we will issue up to 10,512,149 shares of common stock.

     Our common stock is listed on the American Stock Exchange under the symbol "MHR."

     See "Risk Factors" beginning on page 9 to read about certain risks that you should consider before exercising the warrants issued in this warrants offering.

                               ------------------



                                                 Per Share            Total
Warrants price.............................       $ 6.50           $68,328,969
Proceeds, before expenses, to us...........       $ 6.50           $68,328,969

                               ------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                 The date of this Prospectus is July ___, 1999.

                                TABLE OF CONTENTS

                                                                            Page

Prospectus Summary and Recent Events...........................................1
Disclosure Regarding Forward-looking Statements................................9
Risk Factors...................................................................9
The Warrants Offering.........................................................18
Use of Proceeds...............................................................23
Plan of Distribution..........................................................23
Federal Income Tax Considerations.............................................23
Taxation of U.S. Stockholders.................................................24
Taxation of Non-U.S. Stockholders.............................................26
Taxation of Magnum Hunter Resources, Inc......................................27
Price Range of Common Stock...................................................28
Legal Matters.................................................................28
Experts.......................................................................28
If You Would like Additional Information......................................29

                      PROSPECTUS SUMMARY AND RECENT EVENTS

     This section answers in summary form some questions you may have about Magnum Hunter Resources, Inc. and this warrants offering. You should read the entire prospectus carefully, including the risks discussed under "Risk Factors," before exercising or selling your warrants. In this prospectus, when we use the terms "Magnum Hunter,""we," "us," and "our," these terms refer to Magnum Hunter Resources, Inc. and our subsidiaries, unless the context otherwise requires.

Certain Definitions

     As used in this prospectus, "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "Mbbls" means thousand barrels and "MMBbls" means million barrels. "BOE" means barrel of oil equivalent, "Mcfe" means thousand cubic feet of natural gas equivalent, "MMcfe" means million cubic feet of natural gas equivalent and "Bcfe" means billion cubic feet of natural gas equivalent. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids). "Proved reserves" means the estimated quantities of oil, gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under exiting economic and operating conditions. "Reserve life" is an estimate of the productive life of a proved reservoir and for purposes of this prospectus is calculated by dividing the proved reserves (on an Mcfe basis) at the end of the period by projected production volumes for the next 12 months. All estimates of reserves, unless otherwise noted, are reported on a "net" basis. Information regarding production, acreage and numbers of wells is set forth on a gross basis, unless otherwise noted.

            Questions and Answers about Magnum Hunter Resources, Inc.

What Is Magnum Hunter Resources, Inc.?

     Through our subsidiaries, we operate as an independent energy company. Magnum Hunter Resources, Inc. is a holding company for:

      o Magnum Hunter Production, Inc., a Texas corporation, of which Magnum Hunter owns 100%;

      o Gruy Petroleum Management Company, a Texas corporation, of which Magnum Hunter owns 100%;

      o Hunter Gas Gathering, Inc., a Texas corporation, of which Magnum Hunter owns 100%;

      o Tel Offshore Trust, a trust created under the laws of Texas, of which Magnum Hunter owns approximately 40%;

      o Bluebird Energy, Inc., an Oklahoma corporation, of which Magnum Hunter owns 100%;

      o Conmag Energy Corporation, a Texas corporation, of which Magnum Hunter indirectly owns 100%;

      o Rampart Petroleum Inc., a Texas corporation, of which Magnum Hunter indirectly owns 100%;

      o NGTS, LLC, a Texas limited liability company, of which Magnum Hunter indirectly owns 30%; and

      o Swanson Consulting Services, Inc., Texas corporation, of which Magnum Hunter indirectly owns 15%.

What do we do?

      o We exploit and develop, acquire, explore and operate oil and gas properties with a geographic focus in Texas, Oklahoma, New Mexico and offshore Louisiana.

      o In December 1995 we acquired all the subsidiaries of Hunter Resources, Inc., a Pennsylvania corporation, and the management of Hunter Resources, Inc. assumed operating control of our Company. The new management implemented a business strategy that emphasized acquisitions of long-lived proved reserves with significant exploitation and development opportunities where we generally could control the operation of the properties.

     o At December 31, 1998, we had an interest in 3,059 wells and had estimated proved reserves of 323.2 Bcfe with a present value of $179.4 million (estimated in accordance with regulations of the Securities and Exchange Commission). Approximately 70% of these reserves were proved developed producing reserves, or reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. At December 31, 1998, our proved reserves had an estimated reserve life of approximately 13 years and consisted of 68% natural gas. We operate approximately 65% of our properties (based on the number of producing wells in which we own an interest). We also own over 480 miles of gas gathering systems and a 50% interest in a gas processing plant that is located adjacent to our largest gas gathering system.

      o Beginning with the acquisition of Hunter Resources, Inc. in December 1995, we have completed 12 acquisitions with a total net purchase price of $221.8 million. This strategy has added approximately 346.6 Bcfe of reserves (determined at the time of the respective acquisitions) at an average cost of $0.63 per Mcfe. As a result of our property acquisitions and successful drilling activities, we have achieved substantial growth.

      o We have recently significantly expanded our exploration efforts, including through our purchase from Tana Oil and Gas Corporation of 25% of Tana's interests in 12 federal lease blocks located offshore Louisiana in the Gulf of Mexico. As a result of the purchase from Tana, we own a 25% working interest in nine of those blocks and approximately a 12.5% interest in the other three. We have allocated approximately 50% of our capital budget for 1999 to exploration, compared to approximately 20% in 1998.

      o We presently intend to focus on additional producing property acquisitions, our substantial inventory of exploitation and
            development   opportunities   and  selected   exploratory   drilling
            prospects. We have identified over 400 development drilling locations (including both production and injection wells) on our properties, substantially all of which are low-risk in-fill drilling opportunities.

What are some of our recent accomplishments?

      o On June 8, 1999 we purchased from Vastar Resources Inc. oil and gas reserves and related assets located in Texas, Oklahoma and Arkansas. The acquisition included Vastar's interest in 476 wells, a gas processing plant and two gas gathering systems. The total purchase price was $32.5 million, after purchase price adjustments, including an April 1, 1999 effective date. At the closing, our subsidiary, Gruy Petroleum Management Co., became the operator of all of the wells and related assets.

      o On February 3, 1999, we closed various transactions with ONEOK Resources Company, a wholly-owned subsidiary of ONEOK, Inc. ONEOK, Inc. is the eighth largest natural gas distributor in the United States.

            ONEOK Resources Company purchased $50 million of our 1999 Series A 8% Convertible Preferred Stock. As a result of these transactions, ONEOK Resources Company will have the right to market a portion of our natural gas production in the State of Oklahoma and will have the opportunity to participate in our future acquisitions in the State of Oklahoma.

      o On December 31, 1998, we acquired from Spirit Energy 76, a business unit of Union Oil Company of California, natural gas reserves and associated assets in producing fields located in Oklahoma and Texas currently producing approximately 12 MMcfe per day. The net purchase price was approximately $25 million after certain purchase price adjustments.

      o On March 27, 1998, we acquired an approximately 40% beneficial ownership interest in the TEL Offshore Trust, a trust created under the laws of the state of Texas, pursuant to a cash tender offer for an aggregate purchase price of approximately $10.3 million. The principal asset of TEL consists of a 99.99% interest in the TEL Offshore Trust partnership. Chevron USA Inc. owns the remaining .01% interest in the partnership. The partnership owns an overriding royalty interest equivalent to a 25% net profits interest in certain oil and gas properties located offshore Louisiana.

      o During 1998, we increased oil and gas production by 49% over 1997, to 21.0 Bcfe. We also completed 89 of 90 wells drilled during 1998, for an overall 99% success rate. See "Risk Factors - Risks Associated with Exploration and Development" for more information about the increased risks associated with our recent expanded exploration efforts.

What is our business strategy?

     To increase our reserves, production, cash flow and earnings through a program of (i) exploiting and developing acquired properties, (ii) strategically acquiring proved reserves and (iii) selectively exploring additional fields. The following are key elements of our strategy:

      o     Exploitation  and  Development  of  Existing  Properties.  We have a substantial inventory of exploitation projects, including development drilling, workovers and recompletions. We seek to maximize the value of our properties through development activities, including in-fill drilling, waterflooding and other enhanced recovery techniques.

      o Management of Operating Costs. We emphasize strict cost controls in all aspects of our business and seek to operate our own properties when possible. By operating approximately 70% of our properties, we are generally able to control direct operating and drilling costs. This also allows us to manage the timing of our development and exploration activities.

      o Property Acquisitions. Although we have an extensive inventory of exploitation and development opportunities, we continue to pursue strategic acquisitions that fit our objective of having proved reserves with development potential and operating control.

      o Expansion of Gas Gathering, Processing and Marketing Operations. We have implemented several programs to expand and increase the efficiency of our gas gathering systems. We own over 85% of the gas that moves through our gas gathering systems. We also market, directly and indirectly, approximately 95% of the gas that moves through our gas gathering systems. As a result, we benefit from any cost and productivity improvements. In December 1997 we acquired a 30% interest in NGTS, LLC, a natural gas marketing company that markets approximately 350 MMcf of gas per day as of December 31, 1998.

            NGTS markets substantially all of our natural gas. We are also considering opportunities to acquire or develop additional gas gathering and processing facilities that are interrelated to our current production.

      o Exploration. We have significantly increased our exploration efforts through our purchase of interests in certain offshore Louisiana lease blocks from Tana Oil and Gas Corporation. In addition, we continue to otherwise systematically increase our exploration efforts, focusing on established geological trends where we can employ our geological, geophysical and engineering expertise. We are actively generating and evaluating prospects for the application of 3-D seismic and advanced drilling technologies.

Where are we located?

     Our corporate headquarters are located at:

                 Magnum Hunter Resources, Inc.
            600 East Las Colinas Blvd., Suite 1200
                      Irving, Texas 75309
                        (972) 401-0752

     We also maintain field production offices in Midland and Abilene, Texas; Hobbs, New Mexico; and Oklahoma City, Oklahoma.

Where can I find additional information?

     Additional information concerning us is included in our reports and other documents incorporated by reference in this prospectus. See "If You Would Like Additional Information."

                Questions and Answers About the Warrants Offering

Who will receive warrants in this offering?

     We are distributing warrants to our common stockholders and our preferred stockholders. We currently have two classes of preferred stock outstanding that will receive warrants in this offering based on the number of shares of common stock into which the preferred stock is convertible. Because of differences in the method and ratio of conversion for each class of preferred stock, the holders of our common and each different class of preferred stock will receive different quantities of warrants for each share they own.

     The two classes of preferred stock participating in this warrants offering are as follows:

      o 1996 Series A Convertible Preferred Stock, $10 liquidation value per share: issued December 23, 1996, in a private placement to Trust Company of the West and certain of its affiliates. The 1,000,000 outstanding shares of 1996 Series A Convertible Preferred Stock are convertible into an aggregate of 1,904,762 shares of common stock.

      o 1999 Series A 8% Convertible Preferred Stock, liquidation value $1,000 per share: issued February 3, 1999, in a private placement to ONEOK Resources Company. The 50,000 outstanding shares of 1999 Series A 8% Convertible Preferred Stock are convertible into an aggregate of 9,523,809 shares of common stock.

     We are distributing to our common stockholders, at no charge, one warrant for every three shares of our common stock that they owned on May 31, 1999.

     We are distributing to holders of our 1996 Series A Convertible Preferred Stock, at no charge, .63492 warrants for every share of such preferred stock that they owned on May 31, 1999.

     We are distributing to holders of our 1999 Series A 8% Convertible Preferred Stock, at no charge, 63.492 warrants for every share of such preferred stock that they owned on May 31, 1999.

What is a warrant?

     Each warrant entitles you to purchase one share of our common stock for $6.50. Each warrant will expire on July 1, 2002. When you "exercise" a warrant, that means that you choose to purchase the common stock that the warrant entitles you to purchase. You may exercise any number of your warrants, or you may choose not to exercise any warrants. We are not distributing any fractional warrants.

What is a warrants offering?

     A warrants offering is an opportunity for you to purchase shares of our common stock at a fixed price and in an amount proportional to your existing interest in our common stock or, if you own our preferred stock, in an amount proportional to the number of shares of common stock into which the preferred stock is convertible. This enables our common stockholders to maintain their current percentage ownership in our Company stock if all stockholders exercise their warrants acquired in this warrants offering. This also enables our preferred stockholders to maintain their relative interest in Magnum Hunter. If relatively few stockholders exercise their warrants, the warrants offering gives you an opportunity to increase your percentage ownership in our common stock.

Why are we engaging in a warrants offering?

     Our management believes that our common stock may be under-valued. We also desire to reward our stockholders who have maintained their ownership position with us. We hope that the issuance of the warrants will enable our common and preferred stockholders to benefit upon the exercise of such warrants if in the future the price of our common stock exceeds $6.50 per share. Additionally, recipients of warrants may instead be able to benefit through the sale of their warrants. Finally, purchases of common stock directly from us will also provide us with additional capital to assist us in our growth plans.

How much money will we receive from the warrants offering?

     Our gross proceeds from the warrants offering depend on the number of warrants that are exercised. If our stockholders exercise all the warrants, we will receive proceeds of approximately $68 million. Because it would not make sense to exercise a warrant until the price of our common stock exceeds $6.50, we do not know when or if we will receive any proceeds from this warrants offering or the amount of any such proceeds.

How will we use the proceeds from the warrants offering?

     To the extent we do receive proceeds from the sale of common stock issued upon exercise of the warrants, we anticipate that any net proceeds will be used for general corporate purposes, which may include, but are not limited to:

      o      payments on or refinancings of indebtedness

      o      working capital

      o      capital expenditures

      o      acquisitions

      o      repurchases or redemptions of Magnum Hunter's preferred stock

     See "Use of Proceeds" for additional information on our use of the proceeds from this offering.

How did we arrive at the $6.50 per share exercise price?

     We arbitrarily determined the exercise price of the warrants and it does not necessarily bear any relation to the actual value of our company, our operating results, our financial condition or other established criteria of value. In connection with our desire to reward our stockholders for maintaining their ownership position in Magnum Hunter, we wanted the exercise price of the warrants to be higher than the $6.00 per share offering price of our last public offering of common stock in November 1997. The exercise price does not necessarily indicate any future market price of our common stock. We cannot guarantee that the market price of our common stock will exceed the exercise price of the warrants at any time during or after the warrants exercise period.

How do I exercise my warrants?

     To exercise warrants you own, you must properly complete the attached warrant certificate and forward it to our transfer agent, Securities Transfer
Corporation, on or before July 1, 2002. The address for Securities Transfer Corporation is on page 21. Your warrant certificate must be accompanied by proper payment for each share that you wish to purchase. If you are a beneficial owner of shares of common stock on May 31, 1999, and such shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you will need to contact such nominee to exercise your warrants. See "The Warrants Offering - Exercise of Warrants" and "Method of Payment" for more information on how to exercise your warrants.

When will my warrants expire?

     The warrants will expire at 5:00 p.m., New York City time, on July 1, 2002, unless we decide to extend the warrants offering.

After I exercise my warrants, can I change my mind?

     No. Once you send in your warrant certificate and payment, you cannot revoke the exercise of your warrants.

Is exercising my warrants risky?

     The exercise of your warrants involves a degree of risk. You should carefully consider the "Risk Factors" described in this prospectus, beginning on page 9.

What happens if I choose not to exercise my warrants?

     You will retain your current number of shares of common or preferred stock even if you do not exercise your warrants. If you are a common stockholder and do not exercise your warrants, your current percentage ownership in Magnum Hunter and your voting rights could be diluted if other stockholders decide to exercise their warrants. If you are a preferred stockholder and do not exercise your warrants, your current relative ownership interest in Magnum Hunter (based on the number of shares of common stock into which your preferred stock is convertible) could be diluted if other stockholders decide to exercise their warrants. See "Risk Factors - Risks Related to the Warrants Offering" for more information regarding the dilution of your interest if you do not exercise your warrants.

Can I sell my warrants?

     Yes, the warrants are transferable, but there is currently no active trading market for the warrants. The warrants have been approved for listing on the American Stock Exchange. However, we cannot assure you that you will be able to sell your warrants at all or at a price that is satisfactory to you. See "Risk Factors - Risks Related to the Warrants Offering" for more information on your ability to transfer the warrants without exercising them for common stock.

Can Magnum Hunter buy back my warrants?

     Yes, we can redeem the warrants at a redemption price of $0.01 per warrant, upon 30 days written notice. However, you may exercise your warrants at any time prior to the expiration of the 30-day redemption notice period.

What are the federal income tax consequences of exercising my warrants?

     The receipt and exercise of warrants are intended to be nontaxable to our common stockholders. Special rules will apply to the receipt of warrants by our preferred stockholders as described in this prospectus. Stockholders who sell their warrants may be taxed on all or a portion of the proceeds from that sale. You should seek specific tax advice from your personal tax advisor. See "Federal Income Tax Considerations" for more information regarding the taxation of your ownership and exercise of the warrants and your ownership of the underlying common stock.

When will I receive my new shares?

     If you purchase shares of common stock through the warrants offering, we will send you certificates representing those shares as soon as practicable after you exercise your warrants.

How many shares will be outstanding after the warrants offering?

     The number of shares of common stock outstanding after the warrants offering will depend on the number of shares that are purchased before the expiration of the warrants. If our stockholders exercise all of their warrants, we will issue a total of 10,512,149 new shares of common stock. We will then have approximately 30,620,026 shares of common stock issued and outstanding after the warrants offering (assuming no other issuances).

Are there differences between exercising the warrants in this warrants offering and buying shares of our common stock in the open market?

     Yes. Some of the differences are:

      o Price -- It will cost you $6.50 per share of common stock purchased in the warrants offering. The price per share of common stock purchased on the open market may be higher or lower than the $6.50 per share price. On June 22, 1999, the last reported sales price of our common stock on the American Stock Exchange was $3.81 per share. See "Price Range of Common Stock" for more information on historical prices of our common stock.

      o Limit on number of shares -- The warrants you initially receive under this warrants offering only entitle you to purchase one additional share for every three shares of common stock you owned on May 31, 1999, or one additional share for every three shares of common stock into which the shares of preferred stock you owned on May 31, 1999 are convertible. If you want to significantly increase your ownership interest in Magnum Hunter, you may be able to acquire more shares of common stock at a lower price on the open market.

      o Dilutive effect -- A purchase on the open market will increase your ownership interest in Magnum Hunter slightly more than exercising the same number of warrants because of the dilution that results from issuances of additional shares by Magnum Hunter.

Who can I talk to if I have more questions?

     If you have more questions about the warrants offering, please contact:

            Morgan F. Johnston
            Vice President, General Counsel and Secretary
            Magnum Hunter Resources, Inc.
            600 East Las Colinas Blvd., Suite 1200
            Irving, Texas 75039 (972) 401-0752

      If you have general questions about Magnum Hunter, please contact:

            Michael McInerney
            Vice President Corporate Development & Investor Relations Magnum Hunter Resources, Inc.
            600 East Las Colinas Blvd., Suite 1200
            Irving, Texas 75039 (972) 401-0752

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                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this prospectus, including statements regarding our financial position, business strategy, prospects, plans and objectives of our management for future operations, and industry conditions, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give you no assurance that these expectations will prove to be correct. Actual results could differ materially from these forward-looking statements as a result of the factors described in "Risk Factors" and important factors described elsewhere in this prospectus.

                                  RISK FACTORS

     In deciding whether to exercise or sell your warrants, and when you evaluate our performance and the forward-looking statements in this prospectus, you should carefully consider the following risk factors, as well as the other information contained in this prospectus.

RISKS RELATED TO SUBSTANTIAL LEVERAGE

We have a significant amount of debt

      We are highly leveraged, with outstanding long-term debt of approximately $187.0 million compared to stockholders' equity of $59.69 million as of March 31, 1999. Since March 31, 1999, Magnum Hunter, together with its subsidiary Bluebird Energy, Inc., has borrowed an additional $43.5 million under its credit facilities. Our level of indebtedness affects our future operations. Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, the cash flow is not available for other purposes. The covenants contained in our credit facilities require us to meet certain financial tests and limit our ability to borrow additional funds or to acquire or dispose of assets. Also, our ability to obtain additional financing in the future may be impaired by our substantial leverage. Additionally, the senior (as opposed to subordinated) status of our 10% Senior Notes due 2007, our high debt to equity ratio, and the pledge of substantially all of our assets as collateral for our primary credit facility will, for the foreseeable future, make it difficult for us to obtain financing on an unsecured basis or to obtain secured financing other than certain "purchase money" indebtedness collateralized by the acquired assets.

To service our indebtedness, we will require a significant amount of cash

     We reported an operating loss for fiscal 1998, and, at March 31, 1999, we had an accumulated deficit of $60.68 million. Our ability to meet our financial covenants and to make scheduled payments of principal and interest to repay our indebtedness depends upon our operating results and our ability to obtain financing. However, we cannot be certain that our business will generate sufficient cash flow from operations or that future bank credit will be available in an amount sufficient to enable us to service our indebtedness or make necessary capital expenditures. In such event, we would need to obtain such financing from the sale of equity securities or other debt financing. We cannot predict whether any such financing will be available on terms acceptable to us. If we are not able to secure such financing, we may not be able to continue to implement our business strategy.

Despite our current indebtedness levels, we still may be able to incur more debt

     Our primary credit facility limits our borrowings to a borrowing base amount determined by the lenders, in their sole discretion, based upon a variety of factors, including the amount of indebtedness that our oil and gas reserves and other assets can adequately support. As of March 31, 1999, we had $44 million of borrowing available under the borrowing base for our current credit facility. A further decline in oil or gas prices below their current levels could materially adversely affect the availability of funds under our credit facility. Our subsidiary Bluebird Energy, Inc.

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restructured  its  non-recourse  term loan in June 1999 into a senior  revolving credit facility with an initial borrowing base of $41.5 million. The level of the borrowing base is dependent on the valuation of the assets pledged, primarily oil and gas reserve values and Bluebird's interest in the Tel Offshore Trust. Borrowings under the line of credit are non-recourse to Magnum Hunter. The term of the credit facility is three years from June 7, 1999. Bluebird currently has no availability under its separate line of credit.

We must maintain certain financial ratios

     Our primary credit facility also requires us to satisfy certain financial ratios in the future. One covenant requires that we maintain a ratio of funded indebtedness divided by the sum of funded indebtedness plus equity (the "Debt to Capitalization Ratio") of not more than 0.80 to 1.0. At March 31, 1999, we had a Debt to Capitalization Ratio of 0.73 to 1.0. Another covenant requires us to maintain a ratio of Consolidated EBITDA to Interest Expense (as defined in our primary credit facility agreements) of not less than

     o 1.25 to 1.0 for the calendar quarters ending December 31, 1998 through June 30, 1999;
     o 1.50 to 1.0 for the calendar quarters ending September 30, 1999 through December 31, 2000;
     o 1.75 to 1.0 for the calendar quarters ending March 31, 2000 through June 30, 2000; and
     o 2.00 to 1.0 for the calendar quarters ending September 30, 2000 and thereafter.

     We had a ratio of Consolidated EBITDA to Interest Expense of 1.25 to 1.0 as of March 31, 1999. The Company was in compliance with all debt covenants as of March 31, 1999. The Consolidated EBITDA to Interest Expense ratio is very sensitive to oil and gas price levels, and a continuation of low product prices in the future might jeopardize our compliance with this ratio. We are considering several alternatives to reduce this risk, including the acquisition or drilling of higher cash flow producing properties (shorter reserve life) to somewhat offset our long-lived reserve base or monetizing certain of our non-strategic assets.

     If we fail to satisfy these covenants or any of the other covenants in our credit facilities, that failure would constitute an event of default thereunder and, subject to certain grace periods, may permit the lenders to accelerate the indebtedness then outstanding under the applicable credit facility and demand immediate repayment thereof.

OUR BUSINESS IS DEPENDENT ON CONDITIONS IN THE OIL AND GAS INDUSTRY

     Our revenues, profitability and the carrying value of our oil and gas properties depend substantially upon prevailing prices of, and demand for, oil and gas and the costs of acquiring, finding, developing and producing reserves. Oil and gas prices also substantially affect our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness, and to obtain additional capital on attractive terms. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas fluctuate widely in response to:

      o  relatively minor changes in the supply of, and demand for, oil and gas;
      o  market uncertainty; and
      o  a variety of additional factors, all of which are beyond our control.

     These factors include domestic and foreign political conditions, the price and availability of domestic and imported oil and gas, the level of consumer and industrial demand, weather, domestic and foreign government relations, the price and availability of alternative fuels and overall economic conditions. Our production is predominantly weighted toward gas, making our earnings and cash flow more sensitive to gas price fluctuations. Also, our ability to market our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Volatility in oil and gas prices could affect our ability to market our production through such systems, pipelines or facilities. Currently, we sell substantially all our gas production to gas marketing firms or end users either on the spot market on a month-to-month basis at prevailing spot market prices or under long-term

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contracts  based on current spot market  prices.  An affiliate of ONEOK Inc. has the right to market the undedicated natural gas we sell in Oklahoma until February 2004 or such earlier date as ONEOK affiliates cease to own a specified percentage of our stock. ONEOK is not, however, presently marketing any gas for us.

     Under the full cost accounting method, we are required to take a non-cash charge against earnings if capitalized costs of acquisition, exploration and development (net of depletion, depreciation and amortization), less deferred income taxes, exceed the present value of our proved reserves and the lower of cost or fair value of unproved properties after income tax effects. As a result of the severe decline in oil and gas prices in 1998, we recognized a non-cash impairment of oil and gas properties of $42.7 million at December 31, 1998 pursuant to such "ceiling" test in the full cost method of accounting. Certain subsequent improvements in pricing reduced the amount of such charge. Without the benefit of these pricing improvements, we would have incurred an impairment of $81.2 million. Once incurred, a write-down of oil and gas properties is not reversible at a later date even if oil and gas prices increase.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON OUR RESERVE DATA BECAUSE THEY
      ARE ESTIMATES

     This prospectus contains estimates of our oil and gas reserves and the future net cash flows from those reserves that were prepared or audited by independent petroleum consultants. There are numerous uncertainties inherent in estimating quantities of proved reserves of oil and gas and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The estimates in this prospectus rely on various assumptions, including, for example, constant oil and gas prices, operating expenses, capital expenditures and the availability of funds, and, therefore, are inherently imprecise indications of future net cash flows. Actual future production, cash flows, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves. Additionally, we may have to revise our reserves based upon actual production performance, results of future development and exploration, prevailing oil and gas prices and other factors, many of which are beyond our control.

     You should not construe the present value of proved reserves referred to in this prospectus as the current market value of the estimated proved reserves of oil and gas attributable to our properties. In accordance with Securities and Exchange Commission requirements, we have based the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, whereas actual future prices and costs may vary significantly. The following factors may also affect actual future net cash flows:

      o      the timing of both production and related expenses;
      o      changes in consumption levels; and
      o      governmental regulations or taxation.

     In addition, the calculation of the present value of the future net cash flows using a 10% discount as required by the Securities and Exchange Commission is not necessarily the most appropriate discount rate based on interest rates in effect from time to time and risks associated with our reserves or the oil and gas industry in general. Furthermore, we may need to revise our reserves downward or upward based upon actual production, results of future development, supply and demand for oil and gas, prevailing oil and gas prices and other factors.

MAINTAINING RESERVES AND REVENUES IN THE FUTURE DEPENDS ON SUCCESSFUL
      EXPLORATION AND DEVELOPMENT

     Our future success depends upon our ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless we successfully explore or develop or acquire properties containing proved reserves, our proved reserves will generally decline as we produce them. The decline rate varies depending upon reservoir characteristics and other factors. Our future oil and gas reserves and production, and, therefore, cash flow

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and income,  depend greatly upon our success in exploiting our current  reserves and acquiring or finding additional reserves. We cannot assure that our planned development projects and acquisition activities will result in significant additional reserves or that we will successfully drill productive wells at economic returns to replace our current and future production.

OUR ACQUISITIONS INVOLVE CERTAIN RISKS

     We have grown primarily through acquisitions and intend to continue acquiring oil and gas properties. Although we review and analyze the properties that we acquire, such reviews are subject to uncertainties. It generally is not possible to review in detail every individual property involved in an acquisition. Ordinarily, we focus our review on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems. We cannot economically become sufficiently familiar with all the properties to assess fully their deficiencies and capabilities. We do not always conduct inspections on every well. Even when we do inspect a specific well, we cannot always detect potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures.

     We have begun to focus our acquisition efforts on larger packages of oil and gas properties. Acquisitions of larger oil and gas properties may involve substantially higher costs and may pose additional issues regarding operations and management. We cannot assure that we will be able to successfully integrate all of the oil and gas properties that we acquire into our operations or will achieve desired profitability objectives.

RISKS ASSOCIATED WITH EXPLORATION AND DEVELOPMENT

Our operations are subject to delays and cost overruns, and our activities may not be profitable

     We intend to increase our exploration activities and to continue our development activities. Exploratory drilling and, to a lesser extent, developmental drilling of oil and gas reserves involve a high degree of risk. We have recently expanded, and plan to increase our capital expenditures on, our exploration efforts, which involve a higher degree of risk than our development activities. It is possible that we will not obtain any commercial production or that drilling and completion costs will exceed the value of production. The cost of drilling, completing and operating wells is often uncertain. Numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment, may curtail, delay or cancel drilling operations. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs.

We conduct waterflood projects and other secondary recovery operations

     Secondary recovery operations involve certain risks, especially the use of waterflooding techniques, and drilling activities in general. Our inventory of development prospects includes waterflood projects. With respect to our properties located in the Permian Basin, we have identified significant potential expenditures related to further developing an existing waterflood. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of recoverable secondary reserves. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production. The operating cost per unit of production of waterflood projects is generally higher during the initial phases of such projects due to the purchase of injection water and related costs. Costs are also higher during the later stages of the life of the project as production declines. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the porosity of the formation, the technique used and the location of injector wells.

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WE ARE SUBJECT TO CASUALTY RISKS IN OUR ONSHORE AND OFFSHORE ACTIVITIES

     Our oil and gas business involves a variety of operating risks, including unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, fires, explosions, pollution, marine hazards and other risks, any of which could cause personal injuries, loss of life, damage to properties and substantial losses. Although we carry insurance at levels that we believe are reasonable, we are not fully insured against all risks. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could materially affect our financial condition and operations.

WE HEDGE OUR OIL AND GAS PRODUCTION

     As of March 31, 1999, we had hedged approximately (i) 50% of our gas production through October 1999, and (ii) 75% of our oil production through December 1999. These hedges have in the past involved fixed price arrangements and other price arrangements at a variety of prices, floors and caps. We have in the past and may in the future enter into oil and gas futures contracts, options and swaps. Our hedging activities, while intended to reduce our sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which we or the counterparties to our futures contracts could fail to purchase the contracted quantities of oil or gas. Additionally, the fixed price sales and hedging contracts limit the benefits we will realize if actual prices rise above the contract prices.

OUR OPERATIONS ARE SUBJECT TO MANY LAWS AND REGULATIONS

     The oil and gas industry is heavily regulated. Extensive federal, state, local and foreign laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and gas affect our operations. Some of the regulations set forth standards for discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties, and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity to conserve supplies of oil and gas.

     Numerous environmental laws, including but not limited to, those governing management of waste, protection of water, air quality, the discharge of materials into the environment, and preservation of natural resources impact and influence our operations. If we fail to comply with environmental laws regarding the discharge of oil, gas, or other materials into the air, soil or water we may be subject to liabilities to the government and third parties, including civil and criminal penalties. These regulations may require us to incur costs to remedy the discharge. Laws and regulations protecting the environment have become more stringent in recent years, and may, in certain circumstances, impose retroactive, strict, and joint and several liability, potentially resulting in liability for environmental damage regardless of negligence or fault. From time to time, we have agreed to indemnify sellers of producing properties against certain liabilities for environmental claims associated with such properties. We cannot assure that new laws or regulations, or modifications of or new interpretations of existing laws and regulations, will not increase substantially the cost of compliance or adversely affect our oil and gas operations and financial condition. Material indemnity claims may also arise with respect to properties acquired by or from us. While we do not anticipate incurring material costs in connection with environmental compliance and remediation, we cannot guarantee that we will not incur material costs.

WE ARE SUBJECT TO SUBSTANTIAL COMPETITION

     We encounter substantial competition in acquiring properties, marketing oil and gas, securing trained personnel and operating our properties. Many competitors have financial and other resources that substantially exceed our resources. Our competitors in acquisitions, development, exploration and production include major oil companies, numerous independents, individual proprietors and others. Our competitors may be able to pay more for desirable

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leases and may be able to  evaluate,  bid for and  purchase a greater  number of properties or prospects than our financial or personnel resources will permit.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE LOSE OUR KEY PERSONNEL

     We depend greatly upon three key individuals within our management: Gary C. Evans, Matthew C. Lutz and Richard R. Frazier. The loss of the services of any one of these individuals could materially impact our operations.

SHARES ELIGIBLE FOR FUTURE SALE; ABSENCE OF DIVIDENDS

The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market or the perception that such sales could occur

     We are authorized to issue up to 50,000,000 shares of common stock. Our board of directors has approved an amendment to our Articles of Incorporation that would increase the number of authorized shares of common stock to 100,000,000 and directed that the amendment be submitted to the stockholders for adoption. As of May 15, 1999, 20,107,877 shares were issued and outstanding, and 14,160,622 shares were reserved for issuance upon the conversion of shares of our preferred stock and upon the exercise of certain outstanding warrants and options. We will also reserve 10,512,149 shares for issuance upon exercise of the warrants issued under this prospectus. Issuing additional shares of common stock pursuant to such conversion rights, outstanding warrants, options and warrants would reduce the proportionate ownership and voting rights of the common stock then outstanding. Our existing management and their affiliates own 3,889,600 shares of common stock that may in the future be sold in compliance with Rule 144 adopted under the Securities Act of 1933. In addition, our primary credit facility contains a debt to capitalization ratio covenant requiring us to maintain a ratio of .80 to 1.0. The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing and future market prices for the common stock and could impair our ability to raise capital through the sale of equity securities in the future.

We have never paid cash dividends

     We have not previously paid any cash dividends on the common stock and do not anticipate paying dividends on the common stock in the foreseeable future. We intend to reinvest all available funds for the development of our business. In addition, we cannot pay any dividends on the common stock unless and until we pay all dividend rights on outstanding preferred stock. Our primary credit facility and the indenture governing our 10% Senior Notes due 2007 also restrict the payment of cash dividends.

PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS

We have outstanding preferred stock and have the ability to issue more

     Our common stock is subordinate to all outstanding classes of preferred stock in the payment of dividends and other distributions made with respect to the stock, including distributions upon liquidation or dissolution of Magnum Hunter. Our Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock without first obtaining shareholder approval, except in limited circumstances. We have previously issued several series of preferred stock, although only the 1996 Series A Convertible Preferred Stock and the 1999 Series A 8% Convertible Preferred Stock, are currently outstanding. The holders of the 1996 Series A Convertible Preferred Stock currently have the right to appoint one additional member to the Board of Directors and upon certain circumstances, up to 75% of our Board. The holders of the 1999 Series A 8% Convertible Preferred Stock currently have the right to nominate two members of our Board, and, subject to the rights of the 1996 Series A Convertible Preferred Stock holders, upon certain circumstances have the right to nominate additional directors. If we designate or issue other series of preferred stock, it will create additional securities that will have dividend and liquidation preferences over the common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current shareholders' interest.

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Certain anti-takeover provisions may affect your rights as a stockholder

     Our Articles of Incorporation and Bylaws include certain provisions that may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include authorized "blank check" preferred stock and the availability of authorized but unissued common stock. In addition, on January 9, 1998, we adopted a shareholder rights plan. Under the shareholder rights plan, the rights initially represent the right to purchase one one-hundredth of a share of 1998 Series A Junior Participating Preferred Stock for $35.00 per one one-hundredth of a share. The rights become exercisable only if a person or a group acquires or commences a tender offer for 15% or more of our common stock. Until they become exercisable, these rights attach to and trade with our common stock. The rights issued under the shareholder rights plan expire January 20, 2008. Issuing preferred stock may delay or prevent a change in control of Magnum Hunter without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. In addition, a change of control would entitle the holders of our 10% Senior Notes due 2007 to put those notes to Magnum Hunter under the indenture governing such notes and the lenders to accelerate payment of outstanding indebtedness under our credit facility. Both of these events could discourage takeover attempts by making such attempts more expensive.

GENERAL BUSINESS RISKS

The Year 2000 problem may significantly affect our operations

     Year 2000 issues relate to the ability of computer programs or equipment to accurately calculate, store or use dates after December 31, 1999. Various systems handle or interpret the Year 2000 in a number of different ways, but the most common errors are for the system to contain a two digit year which may cause the system to interpret the year 2000 as 1900 or 1980, and the system will not recognize the year 2000 as a leap year. Errors such as these can result in system failures, miscalculations and the disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. In response to the Year 2000 issues, we have developed a strategic plan divided into the following phases: inventory, product compliance based on vendor representations and in-house testing, third party integration and development of a contingency plan.

     Third party systems handle all of our processing needs. None of the third party systems have been substantially modified. However, all of the systems have been purchased or upgraded within the last few years. Therefore, our initial review of our in-house systems with regard to Year 2000 issues required an inventory of our systems and a review of our vendor's representations. We have completed this initial review of our information systems. We have also reviewed various types of equipment and non-information technology. Our vendors have represented that they are either compliant, will be compliant with the next forthcoming software release or that they utilize our systems that are not date specific.

     Our non-information technology consists primarily of various oil and gas exploration and production equipment. The initial review has established that the primary non-information technology systems functions are either not date sensitive or are Year 2000 compliant based on vendor representations, and are therefore predicted to operate in customary manners when faced with Year 2000 issues. However, we have determined that, in the event such systems are unable to address the Year 2000, employees can manually perform most, if not all, functions.

     In anticipation of Year 2000 issues, we are also evaluating the Year 2000 readiness status of our third party service providers and our customers. In addition to reviewing Year 2000 readiness statements issued by the third parties handling our processing needs, we have received and are relying upon Year 2000 readiness reports periodically issued by our financial services and electrical service providers, vendors and purchasers of our oil and natural gas products. We are continuing to review the Year 2000 readiness of third party service suppliers and, based on their representations, do not currently foresee material disruptions in our business as a result of Year 2000 issues. However,

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we cannot guaranty that such disruptions will not occur. Unanticipated prolonged losses of certain services, such as electrical power, could cause material disruptions for which we have not developed economically feasible contingency plans.

     We are continuing to conduct in-house testing of our core systems and non-information technology. To date, either all systems tested have adequately addressed possible Year 2000 scenarios or we have a plan in place to remedy the deficiency. We expect to complete testing during the second quarter of 1999. After completing our Year 2000 review and testing, we will further develop a contingency plan as required, including replacing or upgrading by December 31, 1999 any system incapable of addressing the Year 2000 correctly.

     Our core business consists primarily of oil and gas acquisitions, development and exploration activities. The equipment that is deemed "mission critical" to our activities requires external power sources such as electricity supplied by third parties. Although we maintain limited on-site secondary power sources such as generators, it is not economically feasible to maintain secondary power supplies for any major component of our "mission critical" equipment. Therefore, our most reasonably likely worst case Year 2000 scenario would involve a disruption of third party supplied electrical power, which would cause a substantial decrease in our oil production. Such an event could cause a business interruption that could materially affect our operations, liquidity and capital resources.

RISKS RELATING TO THE WARRANTS OFFERING

If you do not exercise your warrants, your ownership interest may be diluted

     If you do not exercise all of your warrants, you may experience dilution of your percentage ownership in and the book value of our common stock relative to stockholders who exercise their warrants. The sale of the warrants may not compensate you for all or any part of any reduction in the market value of your common stock resulting from the warrants offering. Stockholders who do not exercise or sell their warrants will relinquish any value inherent in the warrants.

Because no prior market for the warrants exists, you may be unable to sell the warrants

     You are permitted to sell or transfer your warrants, but we cannot assure you that such a sale will be practicable or profitable. If you choose to sell your warrants, you will not receive the benefit of exercising your warrants if our common stock price exceeds $6.50 per share prior to the expiration of the warrants. There is currently no active trading market for the warrants. The warrants have been approved for listing on the American Stock Exchange. However, we cannot assure you that you will be able to sell your warrants at all or at a satisfactory price.

The sale of a substantial amount of common stock may affect the market price

     If substantial amounts of common stock are sold in the public market following the warrants offering, the market price of the common stock could be adversely affected. If all the warrants issued in this offering are exercised, we will have approximately 30,620,026 shares of common stock outstanding. We cannot predict the effect that the issuance of the warrants or the availability and future sales of common stock could have on the market price.

The exercise price of the warrants was determined arbitrarily

     The exercise price of the warrants does not necessarily bear any relation to the actual value of our company, our operating results, our financial condition or other established criteria of value. The exercise price does not necessarily indicate any future market price of our common stock.

Our ability to lower the exercise price of the warrants could adversely affect you if you previously sold or exercised your warrants.

     We have the right, at any time, voluntarily to reduce the exercise price of the warrants for such period or periods of time as we determine. If you sell a warrant, and we thereafter reduce the exercise price, you probably would have received a lower price for your warrant than the price you would have received if the sale were made after the market became aware of the reduction in exercise price. Correspondingly, you would be disadvantaged if you exercise a warrant and pay the full exercise price (initially, $6.50 per share) and we thereafter lower the exercise price. You will not be able to recoup amounts you would have otherwise made but for a sale or exercise of a warrant prior to any such reduction in exercise price.

The price of our common stock and the value of the warrants may fluctuate significantly

     A variety of events, including quarter-to-quarter variations in operating results, news announcements, general conditions in the oil and gas industry and overall market conditions, could result in significant fluctuations in the market price of our common stock. Such fluctuations could result in corresponding fluctuations in the market price of the warrants. We cannot guarantee that the market price of our common stock will exceed the exercise price of the warrants at any time during or after the warrants exercise period.

Your ability to exercise depends on certain securities laws compliance

     You will have the right to exercise the warrants only if a current registration statement relating to the common stock underlying the warrants is then effective, and only if the issuance of such common stock has been registered or qualified or complies with an exemption from such requirements under the securities laws of the states and jurisdictions in which the various warrant holders reside. We intend to keep the registration statement effective, and we intend to maintain a current prospectus until the expiration date of the warrants, unless in our reasonable judgment the discrepancy between the market price of our common stock and the exercise price of the warrants makes it extremely unlikely that the warrants will be exercised. However, we can not guarantee that we will be able to do so. The warrants may be deprived of any value if a current registration statement covering the underlying common stock is not kept effective or if the issuance of such common stock is not registered or qualified under or otherwise complies with applicable state securities laws.

Holders of our 1999 Series A 8% Convertible Preferred Stock are contractually prohibited from certain exercises of the warrants

     Our 1999 Series A 8% Convertible Preferred Stock was issued in February 1999 in a private placement to ONEOK Resources Company. In connection with that private placement ONEOK Resources Company and ONEOK Inc. agreed with the us that they and their affiliates would not purchase our common stock except as is necessary to maintain their proportionate ownership. They also agreed that they and their affiliates will not own in the aggregate more than 40% of our outstanding common stock unless approved by the holders of at least two-thirds of our outstanding voting securities. Their ability to exercise their warrants will be subject to those agreements.

                              THE WARRANTS OFFERING

The warrants

     We are distributing transferable warrants to holders of our common and preferred stock on May 31, 1999, at no cost to the stockholders. We currently have two classes of preferred stock outstanding that will receive warrants in this offering based on the number of shares of common stock into which the preferred stock is convertible. Because of differences in the method and ratio of conversion for each class of preferred stock, the holders of our common stock and each class of our preferred stock will receive different quantities of warrants.

     We are distributing to our common stockholders, at no charge, one warrant for every three shares of our common stock that they own on May 31, 1999. We are distributing to holders of our 1996 Series A Convertible Preferred Stock, at no charge, .63492 warrants for every share of our preferred stock that they own on May 31, 1999. We are distributing to holders of our Series A 8% Convertible Preferred Stock, at no charge, 63.492 warrants for every share of our preferred stock that they own on May 31, 1999. We are not issuing any fractional warrants. We rounded the number of warrants down to the nearest whole number.

Purchase warrant

     Each warrant will entitle you to receive, upon payment of $6.50 to us, one share of common stock. We will send to you certificates representing the shares that you purchase pursuant to your warrants as soon as practicable after you exercise your warrants.

     The warrants will be issued pursuant to the terms and conditions of a warrant agreement between us and Securities Transfer Corporation, as warrants agent. The description of the warrants in this prospectus is not complete, and you should refer to the warrant agreement for further information. The warrant agreement is an exhibit to the registration statement which contains this prospectus.

     Magnum Hunter and the warrants agent may make such modifications to the warrants and the warrant agreement as they deem necessary and desirable that do not adversely affect the interests of the warrant holders in any material respect.

Expiration date

     The warrants will expire at 5:00 p.m., New York City time, on July 1, 2002, unless we decide to extend the warrants offering. We currently do not intend to extend the warrants offering. If you do not exercise your warrants prior to July 1, 2002, your warrants will be null and void. We will not be required to issue shares of common stock to you if our warrants agent receives your warrant certificate or your payment after that date, regardless of when you sent the warrant certificate and payment.

Magnum Hunter's right to redeem the warrants

     We can redeem all, but not less than all, of the outstanding warrants at a redemption price of $0.01 per warrant, upon 30 days written notice. However, you may exercise the warrant at any time prior to the expiration of the 30-day redemption notice period.

Determination of exercise price

     Our Board of Directors arbitrarily determined the exercise price of the warrants and it does not necessarily bear any relation to the actual value of our company, our operating results, our financial condition or other established criteria of value. In connection with our desire to reward our stockholders for maintaining their ownership position in Magnum Hunter, we wanted the exercise price of the warrants to be higher than the $6.00 per share offering price of our last public offering of common stock in November 1997. The exercise price of the warrants is substantially higher than the price at which our common stock is trading on the date of this prospectus or has traded in the recent past on the American Stock Exchange. The exercise price is not necessarily indicative of any future market price of our common stock, and we cannot guarantee that the market price of our common stock will equal or exceed the exercise price of the warrants at any time during or after the warrant exercise period.

     The exercise price for the warrants and the number of shares of common stock issuable on exercise of the warrants are subject to adjustment in certain circumstances. These circumstances include the occurrence of a stock dividend, stock split, reverse stock split, recapitalization, reorganization, or a merger or consolidation. Under the warrant agreement, we will have the right voluntarily to reduce the exercise price of the warrants.

Transferability of warrants

     You may transfer the warrants evidenced by a single warrant certificate in whole by endorsing the warrant certificate for transfer in accordance with the accompanying instructions. You may transfer a portion of the warrants evidenced by a single warrant certificate (but not fractional warrants) by delivering to the warrants agent a warrant certificate properly endorsed for transfer, with instructions to register a portion of the warrants evidenced by the warrant certificate in the name of the transferee and to issue a new warrant certificate to the transferee evidencing the transferred warrants. In such event, a new warrant certificate evidencing the balance of the warrants will be issued to you, or, if you so instruct, to an additional transferee.

     We cannot assure you that selling your warrants will be practicable or profitable. There is currently no active trading market for the warrants. We intend to apply for a listing for the warrants on the American Stock Exchange. However, we cannot assure you that you will be able to sell your warrants at all or at a satisfactory price.

     If you wish to transfer all or a portion of your warrants (but not fractional warrants), you should allow a sufficient amount of time prior to July 1, 2002, for:

      o the transfer instructions to be received and processed by the warrants agent;

      o a new warrant certificate to be issued and transmitted to the transferee or transferees with respect to the transferred warrants, and to you with respect to retained warrants; and

      o the warrants evidenced by the new warrant certificates to be exercised by the recipients.

     Neither we nor the warrants agent will be liable to a transferee or transferor of warrants if warrant certificates are not received in time for exercise prior to July 1, 2002.

     Except for the fees charged by the warrants agent (which we will pay, as described below), you will be responsible for paying any commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, exercise or transfer of the warrants. Neither we nor the warrants agent will pay any such commissions, fees or expenses.

Exercise of warrants

     You may exercise your warrants by delivering to the warrants agent on or prior to July 1, 2002:

      o      A properly completed and duly executed warrant certificate;

      o      Any required signature guarantees; and

     o Payment in full of $6.50 per share of common stock to be purchased through the exercise of warrants.

     You should deliver your warrant certificate and payment to the address set forth below under "-- Warrants Agent."

     You may not exercise your warrants unless at the time of exercise there is a current prospectus covering the issuance of shares of our common stock upon the exercise of such warrants under an effective registration statement filed with the Securities and Exchange Commission and such shares of common stock have been qualified for sale or are exempt from qualification under the securities laws of the state of residence of the holder of such warrants. We intend to have all shares of common stock so qualified for sale in those states where the warrants are being offered. We also intend to maintain a current prospectus until the expiration date of the warrants, unless in our reasonable judgment the discrepancy between the market price of our common stock and the exercise price of the warrants makes it extremely unlikely that the warrants will be exercised. However, we cannot guarantee that we will keep the prospectus current and the registration statement effective or that we will be able to obtain all necessary state qualifications or exemptions.

Method of payment

      Payment for the shares must be made by:

      o cashier's check or bank draft drawn upon a United States bank or a postal, telegraphic or express money order payable to "Securities Transfer Corporation, as Warrants Agent"; or

      o wire transfer of funds to the account maintained by the warrants agent for such purpose at:

                    Duncanville National Bank
                    ABA Number:      111913387
                    A/C Number:      101390301
                    Reference:       Securities Transfer Corporation, as warrant
                                     agent for Magnum Hunter Resources, Inc.

      o uncertified personal check drawn upon a United States Bank (may take at least five business days to clear).

     If you are purchasing an aggregate number of shares of common stock totaling $500,000 or more, we may agree to an alternative payment method. If you use an alternative payment method, the warrants agent must receive the full amount of your payment in currently available funds within one American Stock Exchange trading day prior to July 1, 2002.

     Payment will be deemed to have been received by the warrants agent only upon:

      o      clearance of any uncertified check;

      o receipt by the warrants agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order; or

      o receipt of funds by the warrants agent through an alternative payment method.

     Please note that funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of July 1, 2002, to ensure that the payment is received and clears before that date. We also urge you to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

Signature guarantees

     Signatures on the warrant certificate must be guaranteed by an eligible guarantor institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, subject to the standards and procedures adopted by the warrants agent. Eligible guarantor institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations.

     Signatures on the warrant certificate do not need to be guaranteed if:

      o the warrant certificate provides that the shares of common stock to be purchased are to be delivered directly to you, the record owner of such warrants; or

      o the warrant certificate is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

Shares held for others

     If you hold shares of common stock for the account of others, such as a broker, a trustee or a depository for securities, you should notify the respective beneficial owners of such shares as soon as possible to obtain instructions with respect to the warrants beneficially owned by them.

     If you are a beneficial owner of common stock held by a holder of record, such as a broker, trustee or a depository for securities, you should contact the holder and ask him to effect transactions in accordance with your instructions.

Foreign stockholders

     If your address is outside of the United States or is an APO or FPO address, we will not mail your warrants to you, but the warrants agent will hold the warrants for your account. To exercise your warrants you must notify the warrants agent by completing an international warrants form, which will be mailed to you instead of a warrant certificate. You should mail or telecopy the international warrants form to the warrants agent's address and telecopy number, set forth on page 22.

Ambiguities in exercise of the warrants

     If you do not specify the number of warrants being exercised on your warrant certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of warrants that could be exercised for the amount of the payment that the warrants agent receives from you.

     If your payment exceeds the total purchase price for all of the warrants shown on your warrant certificate, your payment will be applied, until depleted, to subscribe for shares of common stock in the following order:

      (1) to subscribe for the number of shares, if any, that you indicated on the warrant certificate(s) that you wished to purchase through your warrants;

      (2) to subscribe for shares of common stock until your warrants have been fully exercised.

     Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deduction.

     Please carefully read the instructions accompanying the warrant certificate and follow those instructions in detail.

     Do not send warrant certificates to us.

     You are responsible for choosing the payment and delivery method for your warrant certificates, and you bear the risks associated with such delivery. If you choose to deliver your warrant certificate and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. We also recommend that you allow a sufficient number of days to ensure delivery to the warrants agent and clearance of payment prior to July 1, 2002. Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

Our decision binding

     All questions concerning the timeliness, validity, form and eligibility of any exercise of warrants will be determined by us and our determinations will be final and binding. We may waive any defect or irregularity, or permit a defect or irregularity to be corrected within an amount of time as we may determine, or reject the purported exercise of any warrant by reason of any defect or irregularity in the exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither we nor the warrants agent will be under any duty to give notification of any defect or irregularity in connection with the submission of warrant certificates or incur any liability for failure to give such notification.

No revocation

     After you have exercised your warrants, you may not revoke that exercise.

Fees and expenses

     We will pay all fees charged by the warrants agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise or transfer of the warrants. Neither we nor the warrants agent will pay such expenses.

Warrants agent

     We have appointed Securities Transfer Corporation as warrants agent for the warrants offering. The warrants agent's address for packages sent my mail is:

      P.O. Box 701629
      Dallas, Texas 75370

      or if sent by courier or overnight delivery:

      16910 Dallas Parkway
      Suite 100
      Dallas, Texas 75248

      The warrants agent's telephone number is (972) 447-9890.

      You should deliver your warrant certificate and payment of the exercise price to the warrants agent.

      We will pay the fees and expenses of the warrants agent, which we estimate will total $6,000. We have also agreed to indemnify the warrants agent from any liability which it may incur in connection with the warrants offering.

If you have questions

     If you have questions or need assistance concerning the procedure for exercising warrants, or if you would like additional copies of this prospectus, you should contact:

            Morgan F. Johnston
            Vice President, General Counsel and Secretary
            Magnum Hunter Resources, Inc.
            600 East Las Colinas Blvd., Suite 1200
            Irving, Texas 75039
            (972) 401-0752


                                 USE OF PROCEEDS

     We will receive proceeds of $6.50 for each warrant that is exercised. We would receive total proceeds of approximately $68 million if every warrant were exercised. Because it would not make sense to exercise a warrant until the price of our common stock exceeds $6.50, we do not know when or if we will receive any proceeds from this warrants offering or the amount of any such proceeds. To the extent we do receive proceeds from this warrants offering, we anticipate that any net proceeds from the sale of common stock issued upon exercise of the warrants will be used for general corporate purposes, which may include, but are not limited to, payments on or refinancings of indebtedness, working capital, capital expenditures, acquisitions and repurchases or redemptions of our preferred stock.


                              PLAN OF DISTRIBUTION

     Promptly following the effective date of the registration statement that contains this prospectus, we will distribute the warrants and copies of this prospectus to individuals who own shares of common or preferred stock on May 31, 1999. If you wish to exercise your warrants and purchase shares of common stock, you should complete the warrant certificate and return it, with payment for the shares, to the warrants agent, Securities Transfer Corporation, at the address on page 22. See "The Warrants Offering - Exercise of Warrants" for more information concerning the exercise of your warrants.

     If you have any questions, you should contact Morgan F. Johnston of Magnum Hunter at the telephone number and address on this page.

                        FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes the material United States federal income tax considerations of the warrants offering to you. This summary is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary is not a complete discussion of all federal income tax consequences of the warrants offering, and, in particular, may not address federal income tax consequences applicable to our stockholders subject to special treatment under federal income tax law. In addition, this summary does not address the tax consequences of the warrants offering under applicable state, local or foreign tax laws. This discussion assumes that your shares of common and preferred stock and the warrants and shares issued to you during the warrants offering constitute capital assets.

     The receipt of warrants by our preferred stockholders is not expected to qualify for nontaxable treatment under Section 305(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Generally, the receipt of a warrant that does not qualify for such nontaxable treatment is treated as a distribution under Section 301 of the Code in an amount equal to the fair market value of such warrant. Such a distribution is taxable as a dividend to the extent of the distributing corporation's current and accumulated earnings and profits. To the extent that the amount of a distribution exceeds the current and accumulated earnings and profits of the corporation, it will be treated first as a tax-free return of capital to the extent of the stockholder's basis in the stock upon which the distribution is made and thereafter as capital gain from the sale or exchange of such stock. Magnum Hunter believes that it has no accumulated earnings and profits and does not expect to have current earnings and profits for fiscal year 1999. In such a case, no portion of the warrants will be treated as a dividend to the preferred stockholders. Rather, the distribution will be treated as a tax-free return of capital to the extent of the stockholder's basis in the preferred stock in the manner described above.

     Receipt and exercise of the warrants distributed pursuant to the warrants offering is intended to be nontaxable to our common stockholders, and the following summary assumes they will qualify for such nontaxable treatment. If, however, the warrants offering does not qualify as a nontaxable distribution, you would be treated as receiving a distribution under Section 301 of the Code in the manner described above for preferred stockholders.

     This discussion is included for your general information only. You should consult your tax advisor to determine the tax consequences to you of the warrants offering in light of your particular circumstances, including any state, local and foreign tax consequences.

                          TAXATION OF U.S. STOCKHOLDERS

     The following summary is a general discussion of certain United States federal income tax consequences applicable under current law to the warrants offering to U.S. stockholders. For purposes of this offering, the term "U.S. stockholder" means a stockholder who for United States federal income tax purposes is:

      (a)   a citizen or resident of the United States;

      (b) a corporation or other entity created or organized under the laws of the United States or of any political subdivision thereof;

      (c) an estate, the income of which is subject to United States federal income taxation regardless of its source;

      (d) a trust whose administration is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust; or

      (e) a person whose worldwide income or gain is otherwise subject to United States federal income tax regardless of source or that is otherwise subject to United States federal income taxation on a net income basis.

Receipt of a warrant

     Common stockholders will not recognize any gain or other income upon receipt of a warrant. Preferred stockholders will be treated as receiving a distribution under Section 301 of the Code in the manner described above.

Tax basis and holding period of warrants

     For common stockholders, your tax basis in each warrant will depend on whether you exercise the warrant, transfer the warrant, or allow the warrant to expire. If you exercise or transfer a warrant, your tax basis in the warrant generally will be determined by allocating the tax basis of your common stock on which the warrant is distributed between the common stock and the warrant, in proportion to their relative fair market values on the date of distribution of the warrant. However, if the fair market value of your warrants is less than 15 percent of the fair market value of your existing shares of common stock, then the tax basis of each warrant will be deemed to be zero, unless you elect to allocate tax basis to your warrants by attaching an election statement to your federal income tax return for 1999. If you allow a warrant to expire, it will be treated as having no tax basis. Your holding period for a warrant will include your holding period for the share of common stock upon which the warrant is issued.

     For preferred stockholders, your tax basis in each warrant will equal the fair market value of such warrant on the date of the distribution, and your holding period for such warrant will begin on the day following the distribution.

Expiration of warrants

     Common stockholders will not recognize any gain or loss upon the expiration of a warrant. A preferred stockholder whose warrant expires will recognize a capital loss equal to its adjusted tax basis in the warrant.

Transfer of warrants

     If you sell any of your warrants, you will recognize a gain or loss equal to the difference between the sale proceeds and your basis (if any) in the warrants sold. If your holding period for the warrants (determined as described above) is more than one year, such gain or loss generally will be long-term capital gain or loss.

Exercise of warrants

     You generally will not recognize a gain or loss on the exercise of a warrant. The tax basis of any share of common stock that you purchase through the warrants offering will be equal to the sum of your tax basis (if any) in the warrant exercised and the price paid for the share. The holding period of the shares of common stock purchased through the warrants offering will begin on the date that you exercise your warrants.

Adjustments

     Under Section 305 of the Code, you may be treated as receiving a deemed distribution of stock if the number of shares of common stock which you may acquire by exercising your warrant is adjusted or if the exercise price of your warrants is adjusted and the adjustment increases your proportionate interest in our earnings and profits or assets. An adjustment made pursuant to a bona fide formula that has the effect of preventing dilution of the interest of the warrant holders generally will not result in a deemed distribution. On the other hand, the warrants have certain provisions allowing for a reduction in the exercise price of the warrants. Any such reduction is expected to be treated as a deemed distribution of stock to the warrant holders. Such a distribution may be treated as a distribution under Section 301 of the Code to the warrant holders in the manner described above for preferred stockholders. In such a case, the distribution would be treated as a dividend to the extent of our current and accumulated earnings and profits in the year of the distribution, then as a return of capital to the extent of the holder's basis in the warrant and then as capital gain. Whether or not the distribution is treated as a distribution under Section 301 of the Code will depend, in part, on the facts surrounding the distribution, including whether we pay cash dividends or make other Section 301 distributions within 36 months of the distribution.

Information reporting and backup withholding

     In general, information reporting requirements may apply to dividend payments on common stock received when you exercise your warrants and to payments on the proceeds of a sale of the warrants or common stock. A 31% backup withholding tax may apply to these payments unless you (i) are a corporation or come within certain other exempt categories and, when required, demonstrate your exemption, or (ii) provide a correct taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the requirements of the backup withholding rules.

     In addition, if shares of the common stock you acquire when you exercise your warrants are sold to, or through, a "broker," the broker may be required to withhold 31% of the entire sales price, unless either (i) the broker determines that you are a corporation or other exempt recipient or (ii) you provide, in the required manner, certain identifying information. This type of sale must also be reported by the broker to the Internal Revenue Service, unless the broker determines that you are an exempt recipient. The term "broker" as defined in Treasury regulations includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

     Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a credit against your United States federal income tax, provided that the required information is furnished to the Internal Revenue Service.

                        TAXATION OF NON-U.S. STOCKHOLDERS

     The following discussion is limited to the United States federal income tax consequences relevant to a stockholder who is not a U.S. stockholder.

Transfer of warrants or common stock

     You generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale or exchange of the warrants or the shares of common stock unless:

     (a) the gain is effectively connected with the conduct of your United States trade or business;

     (b) if you are an individual, you are present in the United States for a period or periods aggregating 183 days or more during the taxable year of the transfer and certain other circumstances are present;

     (c) you are subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain U.S. expatriates; or

     (d) the gain is subject to tax under Section 897 of the Internal Revenue Code regarding "United States real property interests."

     In the case of certain publicly-traded companies, such as the Company, the rules applicable to U.S. real property interests apply only in the case of a "5% owner," that is, a person who, at sometime during the shorter of (a) the period during which the taxpayer held such interest or (b) the five-year period ending on the date of the disposition of such interest, held or was deemed to hold more than 5% of such stock. Thus, unless you are a 5% owner, you should not be subject to United States federal income tax or withholding tax under Section 897 of the Internal Revenue Code on the amount of gain you realize on the sale or exchange of the warrants or the common stock. If you are subject to United States federal income tax or withholding tax under another exception, you will be subject to the rules discussed in the section above entitled "Taxation of U.S. Stockholders," except for certain rules related to dividends and branch profits tax discussed below.

Dividends on common stock

     Generally, dividends received by you with respect to the common stock you receive when you exercise your warrants will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend. This rate may be reduced by an applicable income tax treaty and compliance with certain requirements that you document your entitlement to the benefits of the treaty. If the dividends are effectively connected with the conduct of a U.S. trade or business by you, the dividends will be taxed at the graduated rates applicable to U.S. citizens, resident aliens, and domestic corporations and would not be subject to United States withholding tax if you give an appropriate statement to the withholding agent prior to payment of the dividend. Treasury regulations that will be effective

January 1, 2001, provide alternative methods for establishing exemptions from or reductions of withholding on payments to foreign persons, including exemptions for payments through certain qualified intermediaries.

Branch profits tax

     If you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or lower treaty rate on dividends or capital gains that are effectively connected to the conduct of a U.S. trade or business. You should consult applicable income tax treaties, which may include different rules, subject to compliance with certain requirements that you document your entitlement to treaty benefits.

Information reporting and backup withholding

     Backup withholding, which generally is a withholding tax imposed at the rate of 31% on payments to persons that fail to furnish certain required information, and information reporting will not apply to payments of dividends or payments made of the proceeds from the disposition of warrants or common stock to or through the U.S. office of any broker if you certify to your non-U.S. status under penalties of perjury or otherwise establish an exemption. This assumes that the payor does not have actual knowledge that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

     We must report annually to the IRS and to each of you any dividends that are subject to withholding or that are exempt from U.S. withholding tax. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which you reside.

     Any amounts withheld under the backup withholding rules from a payment to you generally should be allowed as a refund or a credit against your United States federal income tax liability, provided that the requisite procedures are followed.

                    TAXATION OF MAGNUM HUNTER RESOURCES, INC.

     We will not recognize any gain, other income or loss upon the issuance of the warrants, the lapse of the warrants, or the receipt of payment for shares of common stock upon exercise of the warrants.

                           PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the American Stock Exchange. Our common stock trades under the symbol "MHR." The following table shows the quarterly high and low closing sales price per share for our common stock as reported on the American Stock Exchange for the periods indicated.

                                                           High          Low
1999
     First Quarter..................................       $3.19        $2.50
     Second Quarter (through June 22, 1999)........        $4.13        $2.81
1998
     First Quarter..................................       $5.50        $3.88
     Second Quarter.................................       $7.94        $5.13
     Third Quarter..................................       $6.88        $3.00
     Fourth Quarter.................................       $4.38        $2.75
1997
     First Quarter..................................       $6.63        $4.19
     Second Quarter.................................       $6.31        $5.00
     Third Quarter..................................       $6.44        $5.00
     Fourth Quarter.................................       $7.94        $4.88

     On June 22, 1999 the last reported sale price of the common stock on the American Stock Exchange was $3.81 per share. As of June 22, 1999, there were 3,525 record holders of the common stock.

     We have never paid cash dividends. Our management intends to retain any future earnings for payment of our outstanding indebtedness and for the operation and expansion of our business and does not anticipate paying any cash dividends in the foreseeable future. In addition, we cannot pay any dividends on the common stock unless and until we pay all dividend rights on outstanding preferred stock. Our credit facility and the indenture governing our 10% Senior Notes due 2007 also restrict the payment of cash dividends.

                                  LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Thompson & Knight, P.C., Dallas, Texas.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The references to the report of Ryder Scott Company, independent petroleum consultants, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of Ryder Scott Company estimating proved reserves, future net cash flows from such proved reserves and the present value of such estimated future net cash flows for Magnum Hunter's properties (other than certain west Texas properties) as of December 31, 1998, and is made in reliance upon the authority of such firm as experts with respect to such matters.

     The references to the report of Pollard, Gore & Harrison, independent petroleum consultants, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of Pollard, Gore & Harrison estimating proved reserves, future net cash flows from such proved reserves and the present value of such estimated future net cash flows for certain of Magnum Hunter's west Texas properties as of December 31, 1998, and is made in reliance upon the authority of such firm as experts with respect to such matters.

                    IF YOU WOULD LIKE ADDITIONAL INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy this information at the Securities and Exchange Commission's public reference rooms, which are located at:

     450 Fifth Street, NW                   7 World Trade Center, Suite 1300
     Washington, DC  20549                          New York, NY 10048

                      500 West Madison Street, Suite 1400
                            Chicago, IL  60661-2511

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. This information is also available on-line through the SEC's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), located on the SEC's web site (http://www.sec.gov.).

     Also, we will provide you (free of charge) with any of our documents filed with the SEC. To get your free copies, please call or write:

      Michael McInerney
      Vice President Corporate Development & Investor Relations
      Magnum Hunter Resources, Inc.
      600 East Las Colinas Blvd., Suite 1200
      Irving, Texas 75039
      (972) 401-0752

     We have filed a registration statement with the Securities and Exchange Commission on Form S-3 with respect to the warrants offering. This prospectus is a part of the registration statement, but the prospectus does not repeat important information that you can find in the registration statement, reports and other documents that we have filed with the Securities and Exchange Commission. The Securities and Exchange Commission allows us to "incorporate by reference" other documents filed with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to other documents. The documents that are incorporated by reference are legally considered to be a part of this prospectus. The documents incorporated by reference are:

      (1) Annual Report on Form 10-K for the year ended December 31, 1998;

      (2) Quarterly Report on Form 10-Q for the period ended March 31, 1999;

      (3) Definitive Proxy Statement relating to our 1999 annual meeting of stockholders;

      (4) Any filings with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the expiration of the warrants offering.

     As you read the above documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this prospectus, you should rely on the statements made in the most recent document.

     You should rely only on the information in this prospectus or incorporated by reference. We have not authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted. This prospectus is not an offer to sell nor is it seeking an offer to buy securities other than the shares of common stock to be issued upon the exercise of the warrants distributed in the warrants offering. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in the jurisdiction.

                                     [LOGO]














                                 Warrants Agent:

                         Securities Transfer Corporation
                                 P.O. Box 701629
                               Dallas, Texas 75370






For More Information Regarding the             For General Information Regarding
   Warrants Offering Contact:                        Magnum Hunter Contact:

       Morgan F. Johnston                              Michael McInerney
Vice President, General Counsel             Vice President Corporate Development
         and Secretary                                & Investor Relations
  Magnum Hunter Resources, Inc.                    Magnum Hunter Resources, Inc.
600 East Las Colinas Blvd., Suite 1200    600 East Las Colinas Blvd., Suite 1200
      Irving, Texas 75039                              Irving, Texas 75039
         (972) 401-0752                                  (972) 401-0752

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other expenses of issuance and distribution

     The following table sets forth the expenses in connection with this Registration Statement. We will pay all expenses of the warrants offering. All such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and the American Stock Exchange.


Securities and Exchange Commission filing fee............... $            18,996
American Stock Exchange listing fee.........................              55,000
Printing fees and expenses..................................              15,000
Legal fees and expenses.....................................              35,000
Blue sky fees and expenses..................................               2,000
Warrants agent fee..........................................               5,000
Miscellaneous...............................................               5,000
      Total................................................. $           135,996
                                                             ===================

Item 15.    Indemnification of directors and officers

     The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by stockholders which limit liability of directors for breach of fiduciary duty of certain specified circumstances. The Articles of Incorporation, with certain exceptions, eliminate any personal liability of a director to Magnum Hunter or its stockholders for monetary damages for the breach of a director's fiduciary duty, and therefore a director cannot be held liable for damages to Magnum Hunter or its stockholders for gross negligence or lack of due care in carrying out his fiduciary duties as a director. Nevada law permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Magnum Hunter pursuant to the foregoing provisions or otherwise, Magnum Hunter has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 16.    Exhibit index


Exhibit No.                              Description
4.1*           Form of Warrant Agreement by and between Magnum Hunter Resources,
               Inc.  and  Securities  Transfer  Corporation  as  warrants  agent
               (including form of warrant certificate)
4.2*           Form of warrant certificate
5  *           Opinion of Thompson & Knight, P.C.
23.1*          Consent of Thompson & Knight, P.C. (included in Exhibit 5)
23.2           Consent of Deloitte & Touche LLP

Exhibit No.                              Description
23.3*          Consent of Ryder Scott Company
23.4*          Consent of Pollard, Gore & Harrison
24  *          Power of Attorney
99.1*          Form of Letter to Stockholders
99.2*          Form of Letter to Brokers
------
*     Previously filed.

Item 17.    Undertakings

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes:

     (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

     (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

     (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving and State of Texas, on July 15, 1999.

MAGNUM HUNTER RESOURCES, INC.


By:  /s/Gary C. Evans
      Gary C. Evans
      President and Chief Executive Officer

Signature                    Title                               Date

/s/ Gary C. Evans            President, Chief Executive Officer  July 15, 1999
________________             and Director (Principal Executive
Gary C. Evans                Officer)

/s/ Matthew C. Lutz*         Chairman of the Board and           July 15, 1999
___________________          Executive Vice President of
Matthew C. Lutz              Exploration and Business
                             Development

/s/ Chris Tong*              Senior Vice President and Chief     July 15, 1999
______________               Financial Officer (principal
Chris Tong                   financial officer)

/s/ David Krueger*           Vice President and Chief            July 15, 1999
__________________           Accounting Officer (principal
David S. Krueger             accounting officer)

/s/ Lary W. Brummett*        Director                            July 15, 1999
_____________________
Larry W. Brummett

/s/ David L. Kyle*           Director                            July 15, 1999
__________________
David L. Kyle

/s/ John H. Trescot*         Director                            July 15, 1999
____________________
John H. Trescot

/s/ James E. Upfield*        Director                            July 15, 1999
_____________________
James E. Upfield


*By: /s/ Gary C. Evans
_______________________
    Attorney-in-fact

                                  EXHIBIT INDEX


Exhibit No.                              Description
4.1*           Form of Warrant Agreement by and between Magnum Hunter Resources,
               Inc. and  Securities  Transfer  Corporation  as  warrants   agent
               (including form of warrant certificate)
4.2*           Form of warrant certificate
5  *           Opinion of Thompson & Knight, P.C.
23.1*          Consent of Thompson & Knight, P.C. (included in Exhibit 5)
23.2           Consent of Deloitte & Touche LLP
23.3*          Consent of Ryder Scott Company
23.4*          Consent of Pollard, Gore & Harrison
24  *          Power of Attorney
99.1*          Form of Letter to Stockholders
99.2*          Form of Letter to Brokers

------------
*     Previously filed